AMERICAN HIGH-INCOME MUNICIPAL BOND FUND, INC.
333 South Hope Street, Los Angeles, California 90071     Telephone (213)
486-9200
                                  August 25, 1994
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA  90071
          Re:  Investment Letter
Gentlemen:
     American High-Income Municipal Bond, Inc. a Maryland corporation, (the
Fund), hereby offers to sell to you 6,998 shares of common stock of American High-Income Municipal Bond Fund, Inc. at $0.01 par value (the Shares) at a price of $14.29 per share upon the following terms and conditions:
     You agree to pay to the Fund the aggregate purchase price of $100,000 against delivery of a statement confirming the registration of the 6,998 Shares in your name.
     You represent to the Fund that you are purchasing the Shares for your own account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest and does not represent a loan or temporary advance by you.
     You understand that you are obligated to pay certain expenses incurred in connection with the organization of the Fund, as shall be reflected in an Investment Advisory and Service Agreement between you and the Fund. You agree that you will not redeem any of the Shares while any portion of such organizational expenses has not been paid by you.
Very truly yours,
AMERICAN HIGH-INCOME MUNICIPAL BOND FUND, INC.
By
   Julie F. Williams, Secretary
Confirmed and agreed to August 25, 1994
CAPITAL RESEARCH AND MANAGEMENT COMPANY
By
     Michael J. Downer, Secretary
                                   EXHIBIT 13